Mail Stop 3561

October 16, 2007

Mr. Julian R. Geiger
Chairman and Chief Executive Officer
Aeropostale, Inc.
112 West 34th Street
New York, New York 10120

      RE: Aeropostale, Inc.
              Form 10-K for Fiscal Year Ended February 3, 2007
              Form 10-Q for Fiscal Quarter Ended August 4, 2007
              Filed April 2, 2007 and September 12, 2007
              File No. 1-31314

Dear Mr. Geiger:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              William Thompson
              Accounting Branch Chief